TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

NEWS RELEASE

TAURUS PROJECT SELLS FOR UP TO $11 MILLION PLUS 3 MILLION SHARES

June 8, 2007 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) has signed a definitive agreement for the sale of its 100% owned Taurus Project in the historic mining camp of Cassiar, British Columbia, to Cusac Gold Mines Ltd. (“Cusac”). Total consideration is up to Cdn. $11,000,000 plus 3 million Cusac shares.

The sale consideration consists of cash payments totaling $6,000,000 over two years, plus 3 million Cusac shares over two years, plus a further cash payment of $3,000,000 payable within 60 days of Cusac receiving a feasibility study to place the Taurus project into commercial production (“Feasibility Study”).

If gold prices trade at or above US$800 for 100 consecutive days during this two year period, the cash payment will be increased by up to $2,000,000. If Cusac completes all cash payments early, within 12 months, the purchase price will be $6,000,000 in cash payments, plus $3,000,000 upon receipt of the Feasibility Study plus 1.5 million Cusac shares.

Brian Kirwin, President and CEO, stated, “This transaction begins to unlock the value of our non-core assets while allowing Bonanza to pursue its mission of becoming a high grade gold producer in Canada and the United States. It provides substantial value to Bonanza’s treasury, while retaining exposure to the upside potential at Taurus and in gold prices. Cusac is uniquely positioned to develop the Taurus Project, and we are confident that our shareholders will benefit from both the cash and share aspects of this transaction. Bonanza is working towards placing the Copperstone project into production, and continues extensive drilling programs totaling over 22,000 meters on five exciting projects with great results to date. Programs to unlock the value of other projects will continue.”

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, and is well financed with no long-term debt.

For additional information about Bonanza please visit our website at www.americanbonanza.com .

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners Incorporated
Attention: Michael Rodger
Phone: 604-681-5755
Toll free: 1-877-687-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com